Exhibit 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Discussion and analysis below are limited to the operations of Q&K International Group Limited (“we” or “us”).

Summary Consolidated Financial and Operating Data

The summary unaudited interim consolidated financial information for the six months ended March 31, 2020 and 2021 and as of March 31, 2021 has been derived from our unaudited interim condensed consolidated financial statements as of and for the six months ended March 31, 2021 included in this current report. Our unaudited interim condensed consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The summary consolidated balance sheet data as of September 30, 2020 has been derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended September 30, 2020 filed with the SEC on February 16, 2021 (the “FY 2020 annual report”). The summary consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Item 5. Operating and Financial Review and Prospects” included in our FY 2020 annual report.

Summary Unaudited Condensed Consolidated Statements of Comprehensive Loss

	Six months ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net revenue:
Rental service	555,706	541,671	82,675
Value-added services and others	71,395	73,538	11,224

Total net revenues	627,101	615,209	93,899

Operating costs and expenses:
Operating cost	(682,225)	(684,205)	(104,431)
Selling and marketing expenses	(40,450)	(12,503)	(1,908)
General and administrative expenses	(65,089)	(46,243)	(7,058)
Research and development expenses	(15,412)	(4,765)	(727)
Pre-operation expenses	(12,725)	—	—
Impairment loss on long-lived assets	(250,048)	(42,584)	(6,500)
Other expense, net	(13,870)	(26,426)	(4,033)

Total operating costs and expenses	(1,079,819)	(816,726)	(124,657)

Loss from operations	(452,718)	(201,517)	(30,758)
Interest expense, net	(61,518)	(64,287)	(9,812)
Debt extinguishment cost	—	(41,964)	(6,405)
Foreign exchange loss, net	(4)	(192)	(29)
Fair value change of contingent earn-out liabilities	97,417	—	—

Loss before income taxes	(416,823)	(307,960)	(47,004)
Income tax expense	(26)	(25)	(4)

Net loss	(416,849)	(307,985)	(47,008)
Less: net loss attributable to noncontrolling interests	(26)	(11)	(2)

Net loss attributable to Q&K International Group Limited ordinary shareholders	(416,823)	(307,974)	(47,006)

Net loss per share attributable to ordinary shareholders of Q&K International Group Limited—Basic and diluted	(0.34)	(0.23)	(0.03)
Weighted average number of ordinary shares used in computing net loss per share—Basic and diluted	1,226,807,606	1,352,152,052	1,352,152,052
Net loss	(416,849)	(307,985)	(47,008)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(1,464)	13,500	2,061

Comprehensive loss	(418,313)	(294,485)	(44,947)
Less: comprehensive loss attributable to noncontrolling interests	(26)	(11)	(2)

Net loss attributable to Q&K International Group Limited ordinary shareholders	(418,287)	(294,474)	(44,945)

Summary Condensed Consolidated Balance Sheet Data

	As of September 30,	As of March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
		(Unaudited)
Total current assets	203,004	134,640	20,549
Total non-current assets	647,726	555,354	84,764

Total assets	850,730	689,994	105,313

Total current liabilities	1,961,740	2,022,766	308,734
Total non-current liabilities	883,440	898,540	137,144

Total liabilities	2,845,180	2,921,306	445,878

Total current assets less current liabilities	(1,758,736)	(1,888,126)	(288,185)
Net liabilities	1,994,450	2,231,312	340,565

Total Q&K International Group Limited shareholders’ deficit	(2,004,078)	(2,240,929)	(342,033)
Noncontrolling interest	9,628	9,617	1,468

Total shareholders’ deficit	(1,994,450)	(2,231,312)	(340,565)

Total liabilities and shareholders’ deficit	850,730	689,994	105,313

Summary Unaudited Condensed Statement of Cash Flows

	Six months ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(179,718)	(77,566)	(11,836)
Net cash used in investing activities	(75,439)	(3,879)	(592)
Net cash provided by financing activities	134,664	68,386	10,400
Effect of foreign exchange rate changes	4,044	7,763	1,389

Net (decrease) in cash, cash equivalents and restricted cash	(116,449)	(5,296)	(639)

Cash, cash equivalents and restricted cash at the beginning of period	250,814	31,766	4,679

Cash, cash equivalents and restricted cash at the end of period	134,365	26,470	4,040

Key Operating Data

The table below sets forth our key operating data as of March 31, 2020 and 2021:

	As of March 31,
	2020	2021
Number of rental units contracted	98,379	75,153
Number of rental units under renovation	2,001	—
Number of available rental units	96,378	75,153
Number of occupied rental units	76,724	66,015
Number of vacant available rental units	19,654	9,138
Number of rental units managed but not contracted by us(1)	—	25,375

(1)	refers to the number of rental units that (i) we provide our rental management service for and (ii) are leased in from landlords by third-parties

The table below sets forth the numbers of available rental units as of March 31, 2020 and 2021:

	As of March 31,
	2020	2021
East China(1)	88,655	21,359
North China(2)	2,642	24,835
Southwest China(3)	—	20,562
Others(4)	5,081	8,397

(1)	includes Fuzhou, Hangzhou, Hefei, Nanjing, Ningbo, Shanghai, Suzhou, Jinan and Qingdao
(2)	includes Beijing, Shijiazhuang, Tianjin and Xi’an
(3)	includes Chengdu, Kunming and Chongqing
(4)	includes Nanchang, Nanning, Wuhan and Changsha

The table below sets forth our key operating data for the six months ended March 31, 2020 and 2021:

	Six months ended March 31,
	2020	2021
Period-average occupancy rate (%)	87.7%	86.6%
Average monthly rental (RMB)
before discount for rental prepayment	1,094	1,031
after discount for rental prepayment	1,072	1,024
Rental spread margin (%)
before discount for rental prepayment	22.9%	13.0%
after discount for rental prepayment	21.3%	12.3%

Results of Operations

Net Revenues

Our total net revenues decreased by 1.9% from RMB627.1 million in the six months ended March 31, 2020 to RMB615.2 million (US$93.9 million) in the six months ended March 31, 2021.

•

Rental service. Our net revenue from rental service decreased by 2.5% from RMB555.7 million in in the six months ended March 31, 2020 to RMB541.7 million (US$82.7 million) in the six months ended March 31, 2021, primarily attributable to decreases in our average monthly rental and average occupancy rate. The decrease in our average monthly rental was primarily because a majority of the rental units we managed during the six months ended March 31, 2021, particularly the approximately 72,000 rental units from our acquisition of lease contracts and related assets in July 2020, were located outside the tier 1 cities in China, where the average monthly rental was lower compared to those in the tier 1 cities in China. As a result, our rental spread margin decreased during the same periods. The decrease in our period-average occupancy rate was primarily due to the impact of the COVID-19 pandemic.

•

Value-added services and others. Our net revenues from value-added services and others increased by 3.0% from RMB71.4 million in the six months ended March 31, 2020 to RMB73.5 million (US$11.2 million) in the six months ended March 31, 2021, primarily due to a decrease in revenues from broadband internet and utility service. This was partially offset by an increase in revenue from indemnity, as an increased number of tenants and landlords terminated their leases with us before expiration of the lock-in period and we forfeited their deposits or received compensation from them for their early termination.

Operating Costs and Expenses

Our total operating costs and expenses decreased by 24.4% from RMB1,079.8 million in the six months ended March 31, 2020 to RMB816.7 million (US$124.7 million) in the six months ended March 31, 2021, primarily due to a decrease in impairment loss, selling and marketing expenses, general and administrative expenses and research and development expense.

•	Operating cost. Our operating cost slightly increased from RMB682.2 million in the six months ended March 31, 2020 to RMB684.2 million (US$104.4 million) in the six months ended March 31, 2021.

•

Selling and marketing expenses. Our selling and marketing expenses decreased by 69.1% from RMB40.5 million in the six months ended March 31, 2020 to RMB12.5 million (US$1.9 million) in the six months ended March 31, 2021, primarily due to our cost-saving and personnel cost optimizing efforts, including providing less promotions in response to the COVID-19 pandemic.

•

General and administrative expenses. Our general and administrative expenses decreased by 29.0% from RMB65.1 million in the six months ended March 31, 2020 to RMB46.2 million (US$7.1 million) in the six months ended March 31, 2021, primarily attributable to decreases in the number of our staff and the share-based compensation expense due to our cost-saving efforts. The decrease was partially offset by an increase in consultant fees in relation to our acquisition of lease contracts and related assets for approximately 72,000 rental units in China.

•

Research and development expenses. Our research and development expenses decreased by 69.1% from RMB15.4 million in the six months ended March 31, 2020 to RMB4.8 million (US$0.7 million) in the six months ended March 31, 2021, primarily because we continuously reduced investments in the IT infrastructure as the system becomes mature.

•

Pre-operation expenses. We incurred pre-operation expenses of RMB12.7 million in the six months ended March 31, 2020, and did not incur pre-operation expenses in the six months ended March 31, 2021, primarily because we hardly developed any new rental units in the six months ended March 31, 2021.

•

Impairment loss on long-lived assets. Our impairment loss on long-lived assets decreased by 83.0% from RMB250.0 million in the six months ended March 31, 2020 to RMB42.6 million (US$6.5 million) in the six months ended March 31, 2021, primarily because large provisions was provided in 2020 for the impact of the COVID-19 pandemic on our business.

•

Other expense, net. Our net other expense increased by 90.5% from RMB13.9 million in the six months ended March 31, 2020 to RMB26.4 million (US$4.0 million) in the six months ended March 31, 2021, primarily attributable to the disposal of our fixed assets due to the termination of leases with landlords.

Loss from Operations

As a result of the foregoing, our loss from operations decreased by 55.5% from RMB452.7 million in the six months ended March 31, 2020 to RMB201.5 million (US$30.8 million) in the six months ended March 31, 2021.

Interest Expense, Net

Our net interest expense increased by 4.5% from RMB61.5 million in the six months ended March 31, 2020 to RMB64.3 million (US$9.8 million) in the six months ended March 31, 2021. The increase was mainly attributable to the issuance of series 1 and series 2 convertible notes.

Debt extinguishment cost

We recorded an RMB42.0 million (US$6.4 million) of debt extinguishment cost in the six months ended March 31, 2021. This debt extinguishment cost is related to the extension of our loan from Azure Investments Ltd., which was originally due on September 30, 2020. We transferred 77,250,000 Class A ordinary shares which were our treasure shares to Azure Investments Ltd., which was recorded as debt extinguishment cost.

Fair value change of contingent earn-out liabilities

We did not have any fair value change of contingent earn-out liabilities in the six months ended March 31, 2021, compared to a loss of RMB97.4 million in the six months ended March 31, 2020. The loss in the six months ended March 31, 2020 was primarily because the contingent earn-out liabilities was waived upon completion of our initial public offering.

Loss before income taxes

As a result of the foregoing, our loss before income taxes increased from RMB416.8 million in the six months ended March 31, 2020 to RMB308.0 million (US$47.0 million) in the six months ended March 31, 2021.

Income Tax Expense

Our income tax expense was RMB26 thousand in the six months ended March 31, 2020 and RMB25 thousand (US$4 thousand) in the six months ended March 31, 2021. We incurred income tax expense despite our loss before income tax as certain of our subsidiaries in the PRC had income before taxes and income tax was assessed accordingly on these subsidiaries.

Net Loss

As a result of the foregoing, we recorded a net loss of RMB416.8 million in the six months ended March 31, 2020 and RMB308.0 million (US$47.0 million) in the six months ended March 31, 2021.

Liquidity and Capital Resources

As of March 31, 2021, we had RMB26.4 million (US$4.0 million) in cash and cash equivalents and RMB107 thousand (US$16 thousand) in restricted cash. We did not have any capital commitment as of March 31, 2021.

As of March 31, 2021, we recorded negative working capital, and our current liabilities exceeded our current assets by RMB1,888.1 million (US$288.2 million). We recorded accumulated deficits of RMB4,117.5 million as of March 31, 2021 and net cash used in operating activities of RMB77.6 million (US$11.8 million) for the six months ended March 31, 2021. Our businesses have been negatively impacted by the COVID-19 coronavirus outbreak to a certain extent. During the COVID-19 pandemic in China, we adopted a defensive strategy after a prudent assessment of the broader macroeconomic downturn by consolidating internal resources, further improving operating efficiencies and focusing on asset quality improvement rather than aggressive expansion. During the six months ended March 31, 2021, our average month-end occupancy rate and the rental spread margin before discount for rental prepayments decreased as compared to the six months ended March 31, 2020 mainly due to the impact of the COVID-19 pandemic. These factors raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

As of March 31, 2021, we had short-term borrowings (including the portion of long-term borrowings due within one year) of RMB785.4 million (US$119.9 million) and long-term borrowings (excluding the portion of long-term borrowings due within one year) of RMB448.5 million (US$68.5 million). As of March 31, 2021, long-term loans in the amount of RMB448.5 million (US$68.5 million) would be due for repayment after one year, but within five years. As of March 31, 2021, we had outstanding convertible notes in the principal amount of US$45.5 million.

In July 2020, we executed convertible notes and warrant purchase agreements with investors. As of July 27, 2021, we have raised proceeds of US$48.1 million in aggregate from the investors by issuing convertible notes according to these agreements, and have not incurred issuance cost. Pursuant to these agreements with investors, we are able to issue additional convertible notes to raise proceeds of US$51.9 million in aggregate in the future.

In April 2021, we entered into two bank borrowing extension agreements with Shanghai Huarui Bank (“SHRB”), pursuant to which SHRB extended due date of one borrowing with the principal of RMB100.0 million to February 2022, and due date of the borrowing with the principal of RMB89.4 million to March 2022.

In July 2021, one of our principal shareholders has agreed to consider to provide us with necessary financial support in the form of debt and/or equity, to enable us to meet our other liabilities and commitments as they become due for at least twelve months from the issuance date of this current report.

In July and August 2021, we are planning to raise proceeds through registered direct offering.

Cash Flows

Our net cash used in operating activities in the six months ended March 31, 2021 was RMB77.6 million (US$11.8 million), which was primarily attributable to a net loss of RMB308.0 million (US$47.0 million) adjusted by non-cash items of RMB136.5 million (US$20.8 million) and a net working capital inflow of RMB93.9 million (US$14.3 million). The non-cash items of RMB136.5 million (US$20.8 million) were primarily attributable to (i) depreciation and amortization of RMB49.8 million (US$7.6 million), (ii) impairment loss of RMB42.6 million (US$6.5 million) as we continuously evaluate the rental units and other assets in our portfolio, such as the rental income that we expect to receive, and recognize an impairment loss equal to the difference between the carrying amount and fair value of these assets, and (iii) debt extinguishment cost of RMB$42.0 million (US$6.4 million), partially offset by the deferred rent of RMB42.3 million (US$6.5 million). The net working capital inflow of RMB93.9 million (US$14.3 million) was primarily attributable to (i) an increase in accrued expenses and other current liabilities of RMB78.4 million (US$12.0 million), (ii) an increase in accounts payable of RMB57.6 million (US$8.8 million) and (iii) a decrease in prepaid rent and deposit of RMB39.7 million (US$6.1 million), partially offset by (i) a decrease in deferred revenue of RMB54.1 million (US$8.3 million) and (ii) an increase in other assets of RMB32.0 million (US$4.9 million).

Our net cash used in investing activities in the six months ended March 31, 2021 was RMB3.9 million (US$0.6 million), due to our purchases of property and equipment of RMB3.9 million (US$0.6 million).

Our net cash provided by financing activities in the six months ended March 31, 2021 was RMB68.4 million (US$10.4 million). This was primarily attributable to (i) proceeds from issuance of convertible notes of RMB84.6 million (US$12.9 million), (ii) proceeds from short-term bank borrowings of RMB52.5 million (US$8.0 million) and (iii) proceeds from long-term bank borrowings of RMB39.4 million (US$6.0 million), partially offset by repayment of rental installment loans of RMB124.9 million (US$19.1 million).

We did not have any off-balance sheet arrangement as of March 31, 2021.

Recent Developments

In April 2021, Mr. Bing Xiao has resigned as our director for personal reasons and has no disagreement with us.

In April 2021, we entered into a share charge agreement with Shanghai Huarui Bank Co., Ltd. (“Huarui”) (the “Agreement”). Pursuant to the Agreement, we have charged 77,100,000 of our Class A ordinary shares, which are our treasury shares, and other property in connection with these shares as set forth in the Agreement (collectively, the “Charged Property”), to Huarui (the “Charge”). The Charge is to secure the payment and other obligations of our subsidiaries, as borrowers, under certain loan agreements with Huarui, as lender, with an aggregate outstanding principal amount of RMB383.3 million. If an event of default occurs under these loan agreements, subject to the terms in the Agreement, Huarui will be authorized to arrange for the Charged Property to be registered in the name of Huarui or its nominee, and will be entitled to exercise all voting and/or consensual powers pertaining to the Charged Property following the transfer of the legal title of the Charged Property to Huarui or its nominee. For purposes of the Charge, we issued 77,100,000 Class A ordinary shares to a third party in April 2021, and repurchased all of these shares and held them as treasury shares on the same day.

In July 2020, we entered into a series of asset purchase agreements with Great Alliance Coliving Limited and its affiliates (collectively, “GA”) to acquire assets, including approximately 72,000 apartment rental contracts with leasehold improvements attached to it, and trademarks of Beautiful House. As of March 31, 2021, the remaining consideration for the acquisition consisted of US$23.2 million in cash and RMB289.7 million worth of our Class A ordinary shares which were recorded in the account of “payable for asset acquisition” and “additional paid-in capital”, respectively. In May 2021, we entered into supplemental agreements with GA, pursuant to which we settled the remaining consideration by delivering 186,375,850 Class A ordinary shares to GA. They are entitled to sell these Class A ordinary shares in the open market, subject to certain lock-up arrangements. In addition, among the 186,375,850 Class A ordinary shares delivered, we are obliged to (i) make up the shortfall if the proceeds GA receives from the sale of 57,786,458 Class A ordinary shares are lower than US$0.4014 per share and (ii) repurchase 20,860,749 Class A ordinary shares at US$0.4015 per share in instalments if GA do not trade these shares in the open market, subject to the terms and conditions set forth in the agreements with GA.

Updates and risks related to PRC laws and regulations on cybersecurity and data protection

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of personal information and important data worldwide is rapidly evolving in PRC and is likely to remain uncertain for the foreseeable future. Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. For example, the PRC Cyber Security Law, which became effective in June 2017, established China’s first national-level data protection for “network operators,” which may include all organizations in China that connect to or provide services over the internet or other information network. The PRC Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and will become effective on September 1, 2021, outlines the main system framework of data security protection. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, or the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021, require the relevant regulators to coordinate and accelerate amendments of legislation on the confidentiality and archive management related to overseas issuance and listing of securities, and to improve the legislation on data security, cross-border data flow and management of confidential information.

In addition, regulations, guidelines and other measures are expected to be adopted. Drafts of some of these laws, regulations or measures have now been published, including (i) the draft rules on cross-border data transfers of personal information and important data published by Cyberspace Administration of China in 2017, which may, upon enactment, require security review before transferring human health-related data out of China (ii) the Draft Personal Information Protection Law promulgated by the SCNPC in 2020 and passed the second deliberation of the SCNPC in April 2021, which outlines the main system framework and comprehensive requirements of personal information protection and processing, and (iii) the draft amendment to the Measures for Cyber Security Review published by Cyberspace Administration of China in July 2021, which provides that, among others, an application for cybersecurity review must be made by an issuer that is a “critical information infrastructure operator” or a “data processing operator” as defined therein before such issuer’s securities become listed in a foreign country, if the issuer possesses personal information of more than 1 million users, and that the relevant governmental authorities in the PRC may initiate cybersecurity review if such governmental authorities determine an operator’s cyber products or services, data processing or potential listing in a foreign country affect or may affect China’s national security.

As there are still uncertainties regarding these new laws and regulations as well as the amendment, interpretation and implementation of the existing laws and regulations related to cybersecurity and data protection, we cannot assure you that we will be able to comply with these laws and regulations in all respects. The regulatory authorities may deem our activities or services non-compliant and therefore require us to suspend or terminate our business. We may also be subject to fines, legal or administrative sanctions and other adverse consequences, and may not be able to become in compliance with relevant laws and regulations in a timely manner, or at all. These may materially and adversely affect our business, financial condition, results of operations and reputation.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars herein, made solely for the convenience of the readers, is based on the noon buying rate on March 31, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board, which was RMB6.5518 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate, or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. The percentages stated herein are calculated based on Renminbi.